Exhibit 99.2

OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

December 15, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

ADDITIONAL GOLD RESULTS FROM OJVG’S RESOURCE EXPANSION DRILLING PROGRAM

New Drill Results include:

  17.14 g/t Au over 14 metres at Golouma West
  7.68 g/t Au over 27 metres at Golouma West
  6.90 g/t Au over 7 metres at Kerekounda
  4.12 g/t Au over 37 metres at Masato

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide a further update to its ongoing 2010 drilling program at the OJVG Gold Project (the “Project”) in eastern Sénégal, West Africa. Drilling has been focused on project resource and reserve expansion with particular emphasis on Golouma Style, higher grade gold deposits and on initial definition drilling of higher grade gold potential beneath the proposed open pit at the Masato deposit.

Chet Idziszek, President and CEO of Oromin, stated, “The deepest drilling to date at Kerekounda and at Golouma West has displayed robust grades and widths. The continuity appears excellent, and remains open to further depth and lateral expansion. We have observed visible gold in numerous drill holes, all within typical veined, altered mineralized zones. Drilling is presently confirming mineralization below 550 metres in depth, whereas reserves calculated in the July 2010 Feasibility Study extended to an average depth of only 250 metres. At our Masato targets, the drill program to define underground mining potential continues to demonstrate excellent continuity of multiple zones. These zones host favourable grades, over widths amenable to cost-effective underground mining.”

The new drill results, along with those previously reported in Oromin’s December 1, 2010 news release, are listed below and detailed in Appendix A. These drill results further confirm the continuity of mineralization and increasing expansion potential for those higher grade Golouma Style deposits down-dip and below the limits of the resource/reserve block model used for the July 2010 Feasibility Study. Assay highlights from drilling include:

New Results	Previously Reported
26.87 g/t Au over 4 m at Golouma West in DH-905	4.13 g/t Au over 14 m at Kerekounda in DH-896
17.14 g/t Au over 14 m at Golouma West in DH-915	10.05 g/t Au over 14 m at Kerekounda in DH-900
8.77 g/t Au over 5 m at Golouma West in DH-924	5.41 g/t Au over 19 m at Golouma West in DH-901
7.68 g/t Au over 27 m at Golouma West in DH-924
6.90 g/t Au over 7 m at Kerekounda in DH-903
21.20 g/t Au over 2 m at Kerekounda in DH-908

New results from mineralized zones below the proposed open pit at the Masato Deposit continue to extend the zones of higher grade gold mineralization potentially amenable to underground mining. This mineralization will be remodelled for the planned resource and reserve update scheduled in Q1 and Q2 of 2011 respectively.

Key results from Masato expansion drilling include: (see Appendix B for details)

New Results	Previously Reported
2.49 g/t Au over 10 m in DH-902	1.94 g/t Au over 16 m in DH-894
4.12 g/t Au over 37 m in DH-904	6.94 g/t Au over 31 m in DH-895
8.02 g/t Au over 10 m in DH-906	5.49 g/t Au over 3 m in DH-897
2.79 g/t Au over 15 m in DH-909	2.44 g/t Au over 41 m in DH-897
6.52 g/t Au over 5 m in DH-913	2.41 g/t Au over 16 m in DH-899
2.04 g/t Au over 26 m in DH-899

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek"
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Appendix A

Golouma Style Deposits
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
GOLOUMA WEST	DH-905	53784N/14202E	128-62	55-56	1	7.15
				142-144	2	5.01
				280-284	4	26.87
				incl.280-281	1	50.05
				and 283-284	1	55.23
	DH-910	53239N/14646E	015/-70	413-418	5	2.53
	DH-911	53262N/14699E	015/-70	373-378	5	2.20
	DH-915	53307N/14654E	015/-75	354-368	14	17.14
				incl.354-356	2	39.15
				and 361-363	2	63.52
	DH-924	53753N/14368E	213/-69	196-201	5	8.77
				incl.196-198	2	15.74
				337-344	7	1.78
				411-438	27	7.68
				incl.411-422	11	15.27
				incl.414-419	5	26.95
				incl.414-415	1	50.70
				451-454	3	3.58
	DH-901*	53781N/14204E	144/-64	195-199	4	2.90
				incl.198-199	1	6.86
				315-350	35	4.03
				incl.324-343	19	5.41
				and 324-330	6	7.66

KEREKOUNDA	DH-903	54445N/15344E	055/-71	326-333	7	6.90
				342-344	2	7.17
	DH-908	54416N/15349E	055/-71	328-330	2	21.20
				incl.328-329	1	41.36
	DH-896*	54484N/15298E	055/-78	124-125	1	13.75
				363-377	14	4.13
				incl.363-369	6	8.26
	DH-900*	54461N/15311E	055/-71	334-348	14	10.05
				incl.337-341	4	29.85
				incl.339-340	1	67.76

*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The interval from 411 to 438 in DH-924 has 5 metres of interval dilution below the 1.0 g/t gold cut-off level. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Appendix B

Masato Deposit Results below planned open pit
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
MASATO	DH-902	59452N/14436E	115/-82	186-196	10	2.49
				incl.186-189	3	4.24
				202-205	3	1.78
				267-280	13	2.27
				incl.267-270	3	4.25
	DH-904	59432N/14420E	115/-60	157-161	4	2.28
				184-193	9	2.16
				incl.184-186	2	4.70
	DH-906	59432N/14420E	115-70	207-244	37	4.12
				incl.211-229	18	7.04
				incl.223-229	6	14.57
				incl.226-228	2	35.53
				264-274	10	8.02
				incl.271-272	1	55.21
	DH-909	59432N/14420E	115/-76	237-241	4	1.70
				249-268	19	2.00
				incl.252-255	3	4.02
				and 266-268	2	4.49
				282-297	15	2.79
				incl.282-292	10	3.38
				incl.282-285	3	4.18
	DH-913	59648N/14465E	115/-77	169-174	5	6.52
				180-182	2	4.60
				220-228	8	2.42
	DH-894*	59530N/14422E	115/-80	190-209	19	1.06
				incl.204-208	4	2.06
				252-268	16	1.94
				incl.253-256	3	4.18
	DH-895*	59509N/14422E	115/-73	110-123	13	1.80
				incl.115-119	4	3.29
				incl.115-116	1	9.12
				163-194	31	6.94
				incl.163-167	4	9.71
				and 178-194	16	9.95
				incl.181-189	8	17.11
				incl.182-183	1	49.04
	DH-897*	59444N/14490E	115/-68	62-65	3	5.49
				103-112	9	1.84
				incl.109-112	3	3.60
				125-166	41	2.44
				incl.129-130	1	36.11

Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
				and 137-143	6	4.84
				incl.139-141	2	10.50
	DH-899*	59444N/14490E	115/-82	114-120	6	1.76
				Incl.118-119	1	6.05
				185-201	16	2.41
				Incl.185-189	4	4.61
				216-242	26	2.04
				Incl.222-231	9	3.64
				Incl.223-224	1	16.87

*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 0.5 and 1.0 g/t gold cut-off levels with a maximum internal dilution of 4 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.